Contact: Vincent Power
Sears Canada
416-941-4422
vpower@sears.ca

Sears Canada Announces Departure of Chief Financial Officer

TORONTO - December 24, 2012 - Sears Canada Inc. (TSX: SCC) announced today that Sharon R. Driscoll, Senior Vice-President and Chief Financial Officer, will be resigning from the Company effective January 4, 2013 to pursue other interests. Ms. Driscoll has been with the Company since November 2008 and has served in her current position since December 2010.

“I want to thank Sharon for her service to Sears over the past four years,” commented Calvin McDonald, President and Chief Executive Officer, Sears Canada Inc. “On behalf of the entire management team, I wish her all the best in her future endeavours.”

The Company is currently conducting a search for candidates and expects to make an announcement when the search is complete. In the interim, processes are in place that will allow the Finance functions to continue operating seamlessly.

Sears Canada is a multi-channel retailer with a network that includes 195 corporate stores, 269 hometown dealer stores, 8 home services showrooms, over 1,500 catalogue and online merchandise pick-up locations, 102 Sears Travel offices and a nationwide home maintenance, repair, and installation network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.